

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

March 9, 2010

Mr. Craig Wagenschutz
Chief Financial Officer
Megola, Inc.
704 Mara Street, Suite 111
Point Edward, Ontario N7V1X4

> **Re**: **Megola, Inc.**
> **Form 10-K for Fiscal Year Ended July 31, 2009**
> **Filed November 27, 2009**
>
> **Forms 10-Q for Fiscal Quarter Ended October 31, 2009**
> **File No. 0-49815**

Dear Mr. Wagenschutz:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we have asked you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended July 31, 2009

Note 4 Intangible asset- Distribution rights, page 29

1.   We note that you consider the distribution rights for the Hartindo line of fire safety products to have an indefinite life. We also note that the distribution agreement will remain in force and effect as long as you make certain minimum purchases of Hartindo products during specific periods. Since you have to make certain minimum purchases of Hartindo products during specific periods it appears to us that the useful life of the distribution rights is limited by contractual and economic factors. Please provide us a detailed analysis supporting your conclusion that considers all of the relevant facts and circumstances, as well as all of the factors in ASC paragraph 350-30-35-3.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Ivette Leon Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director